UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-39301

Lion Group Holding Ltd.

not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

 Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

On December 19, 2020, Lion Group Holding Ltd. (the “Company”) entered into a private placement share subscription agreement (the “Share Subscription Agreement”) with an investor (the “Subscriber”, together with the Company, the “Parties”). Pursuant to the Share Subscription Agreement, Yun Tian Investment Limited, the Subscriber, may, through a company incorporated in Hong Kong (the “HK Entity”), subscribe for an aggregate of not more than 4,540,000 Class A ordinary shares (the “Subscription Shares”) by tranches at a subscription price of $2.2 per share before June 30, 2021. The Subscription Shares shall be subject to a lock-up period of two years from the issuance of the Subscription Shares. All of the Subscription Shares will be issued to a non-U.S. person  (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(a)(2) of the Securities Act of 1933, as amended.

Pursuant to the Share Subscription Agreement, the Parties agreed that for a period of two years commencing on January 1, 2021 (or such other date as may be mutually agreed by Parties), the Subscriber shall procure that Lion Brokers Limited’s (“Lion Brokers”), an indirect wholly-owned subsidiary of the Company, total return swap trading business, T+0 business, OTC Stock Options business and any other relevant business as mutually agreed by the Parties (the “Relevant Business”) shall achieve a milestone (the “Milestone”) of net profit before tax of RMB 200 million. At any point of time during the two-year period (the “Two-year Period”), when the Milestone is achieved, within 15 days after the Milestone has been achieved, the Subscriber shall be entitled to receive 5,000,000 Class A Ordinary Shares (the “Earn-out Shares”) from the Company which Earn-out Shares shall be issued to the shareholder designated by the HK Entity.

Further, pursuant to the Share Subscription Agreement, the Parties shall co-operate with each other for a period commencing from the date of the Share Subscription Agreement till December 31, 2025. The Company shall, and each of the Parties shall procure Shanghai Gejing Business Consultancy Co., Ltd. (“Shanghai Gejing”) or any other company formed by the Parties to, provide assistance in the areas of finance, technology, marketing etc. to Lion Brokers’ Relevant Business. The Company shall have the right to make any recommendation on the operation and management of Shanghai Gejing. The Relevant Business shall be conducted by Lion Brokers and the operating results of the Relevant Business shall be those of Lion Brokers. The costs and expenses of Shanghai Gejing shall be borne by Lion Brokers. After the Two-year Period, the Company may procure Lion Brokers to distribute Lion Brokers’ net profit before tax in the Relevant Business to the Subscriber in such proportion as the Parties may separately agree.

The foregoing description of the Share Subscription Agreement is qualified in its entirety by reference to the full text of the form thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Subscription agreement dated December 19, 2020

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2020	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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